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Exhibit 12

Calculation of earnings to fixed charges

	2003		2002		2001		2000		1999
	(in thousands, except ratios)
Earnings:
Net income available to common stockholders	$24,238		$25,378		$20,774		$21,123		$18,522
Preferred stock dividends	3,342		3,342		2,562		1,459		1,338
Income taxes	—		—		—		—		—
Interest expense	—		—		—		—		—

	$27,580		$28,720		$23,336		$22,582		$19,860

Fixed charges:
Preferred dividends	$3,342		$3,342		$2,562		$1,459		$1,338
Interest expense	—		—		—		—		—

	$3,342		$3,342		$2,562		$1,459		$1,338

Ratio of earnings to fixed charges	8.25	x	8.59	x	9.11	x	15.48	x	14.84	x

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  Exhibit 12
Calculation of earnings to fixed charges